

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2015

Via E-mail
David Wolfin
Chief Executive Officer
Avino Silver & Gold Mines Ltd.
570 Granville Street, Suite 900
Vancouver, British Columbia V6C 3P1
Canada

> **Re: Avino Silver & Gold Mines Ltd.**
> **Form 20-F for the Year Ended December 31, 2013**
> **Filed April 17, 2014**
> **Amendment No. 1 to Form 20-F for the Year Ended December 31, 2013**
> **Filed January 13, 2015**
> **Response dated January 30, 2015**
> **File No. 001-35254**

Dear Mr. Wolfin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2013

Notes to the Consolidated Financial Statements

3. Significant Accounting Policies
Plant, equipment and mining properties, page 102

1.   Your response to prior comment 4 stating that management estimates the remaining life of the producing mineral property using a combination of quantitative and qualitative factors including historical results, mineral resource estimates, and management's intent to operate the property. To enhance our understanding of your accounting policy, please:

- Tell us the type of mineral resources (e.g. measured, indicated, inferred and/or other) included in the mineral resource estimates used to estimate the remaining life of your producing mineral properties;

- Tell us the percentage and amount of each type of mineral resource (e.g. measured, indicated, inferred and/or other) that you included in the mineral resource estimates; and

- Provide us with the amount of depreciation and depletion expenses for each period presented if only measured and indicated resources are included in the mineral resource estimates (i.e. excluding all inferred and other mineral resources.)

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Suying Li at (202) 551-3335 or Angela Lumley at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker for

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining